UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.       )*

AVP, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

0241A205

(CUSIP Number)

Damon R. Fisher, Esq.
Kirkland & Ellis LLP
777 South Figueroa Street
Los Angeles, CA 90017
(213) 680-8113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0241A205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SHAMROCK CAPITAL GROWTH FUND II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,795,798

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.06%**

14.	Type of Reporting Person (See Instructions) PN

* Reflects the number of shares of Common Stock of AVP, Inc. beneficially owned, as of April 5, 2007, by Leonard Armato, as represented and warranted in the Voting Agreement, dated April 5, 2007, between AVP Holdings, Inc., AVP Acquisition Corp., and Leonard Armato, filed as Exhibit 2 hereto.

** Based upon 19,824,539 shares of Common Stock of AVP, Inc. outstanding as of April 5, 2007, as represented and warranted in the Agreement and Plan of Merger, dated April 5, 2007, by and among AVP. Inc., AVP Holdings, Inc., and AVP Acquisition Corp., a copy of which is attached to the Issuer’s current report on Form 8 K filed with the Commission on April 9, 2007, as Exhibit 99.1.

CUSIP No. 0241A205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SHAMROCK CAPITAL PARTNERS II, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,795,798

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.06%**

14.	Type of Reporting Person (See Instructions) OO

* Reflects the number of shares of Common Stock of AVP, Inc. beneficially owned, as of April 5, 2007, by Leonard Armato, as represented and warranted in the Voting Agreement, dated April 5, 2007, between AVP Holdings, Inc., AVP Acquisition Corp., and Leonard Armato, filed as Exhibit 2 hereto.

** Based upon 19,824,539 shares of Common Stock of AVP, Inc. outstanding as of April 5, 2007, as represented and warranted in the Agreement and Plan of Merger, dated April 5, 2007, by and among AVP. Inc., AVP Holdings, Inc., and AVP Acquisition Corp., a copy of which is attached to the Issuer’s current report on Form 8 K filed with the Commission on April 9, 2007, as Exhibit 99.1.

CUSIP No. 0241A205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) STEPHEN D. ROYER

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,795,798

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,798*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.06%**

14.	Type of Reporting Person (See Instructions) IN

* Reflects the number of shares of Common Stock of AVP, Inc. beneficially owned, as of April 5, 2007, by Leonard Armato, as represented and warranted in the Voting Agreement, dated April 5, 2007, between AVP Holdings, Inc., AVP Acquisition Corp., and Leonard Armato, filed as Exhibit 2 hereto.

** Based upon 19,824,539 shares of Common Stock of AVP, Inc. outstanding as of April 5, 2007, as represented and warranted in the Agreement and Plan of Merger, dated April 5, 2007, by and among AVP. Inc., AVP Holdings, Inc., and AVP Acquisition Corp., a copy of which is attached to the Issuer’s current report on Form 8 K filed with the Commission on April 9, 2007, as Exhibit 99.1.

CUSIP No. 0241A205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AVP HOLDINGS, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,795,798

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,798*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.06%**

14.	Type of Reporting Person (See Instructions) CO

* Reflects the number of shares of Common Stock of AVP, Inc. beneficially owned, as of April 5, 2007, by Leonard Armato, as represented and warranted in the Voting Agreement, dated April 5, 2007, between AVP Holdings, Inc., AVP Acquisition Corp., and Leonard Armato, filed as Exhibit 2 hereto.

** Based upon 19,824,539 shares of Common Stock of AVP, Inc. outstanding as of April 5, 2007, as represented and warranted in the Agreement and Plan of Merger, dated April 5, 2007, by and among AVP. Inc., AVP Holdings, Inc., and AVP Acquisition Corp., a copy of which is attached to the Issuer’s current report on Form 8 K filed with the Commission on April 9, 2007, as Exhibit 99.1.

CUSIP No. 0241A205

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) AVP ACQUISITION CORP.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,795,798

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,795,798*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.06%**

14.	Type of Reporting Person (See Instructions) CO

* Reflects the number of shares of Common Stock of AVP, Inc. beneficially owned, as of April 5, 2007, by Leonard Armato, as represented and warranted in the Voting Agreement, dated April 5, 2007, between AVP Holdings, Inc., AVP Acquisition Corp., and Leonard Armato, filed as Exhibit 2 hereto.

** Based upon 19,824,539 shares of Common Stock of AVP, Inc. outstanding as of April 5, 2007, as represented and warranted in the Agreement and Plan of Merger, dated April 5, 2007, by and among AVP. Inc., AVP Holdings, Inc., and AVP Acquisition Corp., a copy of which is attached to the Issuer’s current report on Form 8 K filed with the Commission on April 9, 2007, as Exhibit 99.1.

CUSIP No. 0241A205

This Schedule 13D is jointly filed by Shamrock Capital Growth Fund II, L.P., a Delaware limited partnership (“SCG Fund II”), Shamrock Capital Partners II, LLC, a Delaware limited liability company (“Shamrock Capital”), Stephen D. Royer, a citizen of the United States, AVP Holdings, Inc., a Delaware corporation (“Holdings”), and AVP Acquisition Corp., a Delaware corporation (“Acquisition Corp.”), relating to the shares of Common Stock of AVP, Inc., a Delaware corporation (the “Issuer”).

Item 1.	Security and Issuer

Securities acquired:         Shares of Common Stock, par value $0.001 (the “Common Stock”) of Issuer.

Issuer’s principal

executive office:              AVP, Inc., 6100 Center Drive, Suite 900, Los Angeles, California, 90045.

Item 2.	Identity and Background

(a)           This Schedule 13D is jointly filed by SCG Fund II, Shamrock Capital, Stephen D. Royer, Holdings, and Acquisition Corp. (collectively, the “Reporting Persons”).  Mr. Royer is a managing member of Shamrock Capital, which in turn is the sole general partner of SCG Fund II, which in turn owns a controlling equity interest in Holdings, which in turn is the sole owner of Acquisition Corp.  As a result, each of Holdings, SCG Fund II, Shamrock Capital and Mr. Royer may be deemed, pursuant to Rule 13d 3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners of all the shares of Common Stock beneficially held by Holdings and Acquisition Corp.  By virtue of his positions as a managing member of Shamrock Capital, Mr. Royer has the shared power to vote and dispose of the Issuer’s shares of Common Stock beneficially owned by Holdings and Acquisition Corp.  The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

(b)           The principal business address for each of Shamrock Capital, SCG Fund II, Holdings, Acquisition Corp. and Mr. Royer is care of Shamrock Capital Advisors, 4444 Lakeside Drive, Burbank, California 91505.

(c)           The principal occupation of Mr. Royer is to serve as a managing member of Shamrock Capital and its affiliates.  The principal business of Shamrock Capital is to act as the general partner of various investment funds, including SCG Fund II.  The principal business of SCG Fund II is investing in businesses and companies.  The principal activity of Holdings is to serve as a holding company for Acquisition Corp.  The principal business of Acquisition Corp. is to serve as the entity through which Holdings would effect an acquisition of the Issuer (as described in Item 4 below).

(d)           During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Each of Shamrock Capital, SCG Fund II, Holdings and Acquisition Corp. is organized under the laws of the State of Delaware.  Mr. Royer is a citizen of the United States of America.

CUSIP No. 0241A205

All of the persons or entities referred to in this Item 2 hereby expressly disclaim beneficial ownership of any shares of Common Stock, and the filing of this Statement shall not be construed as an admission that such persons or entities are, for purposes of Section 13(d) of the Act, the beneficial owners of any such shares of Common Stock.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information provided by another Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Each of the Reporting Persons may be deemed to have acquired beneficial ownership of 1,795,798 shares of Common Stock pursuant to the Voting Agreement, dated as of April 5, 2007, between Holdings, Acquisition Corp. and Leonard Armato, the Chairman and Chief Executive Officer of the Issuer (“Stockholder”) (the “Voting Agreement”). However, each of the Reporting Persons expressly disclaims any beneficial ownership of the shares of Common Stock that are covered by the Voting Agreement.

Subject to the terms of the Voting Agreement, the Stockholder has agreed to (a) vote all of the Common Stock that he owns (i) in favor of the approval of the Merger Agreement (as defined in Item 4 below) and each of the other transactions contemplated by the Merger Agreement to be performed by the Issuer and any actions required in furtherance thereof, and (ii) against (A) approval of any proposal made in opposition to or competition with consummation of the Merger (as defined in Item 4 below) or the Merger Agreement, or any Acquisition Proposal (as defined in the Merger Agreement) by any person or entity other than Holdings or Acquisition Corp. or any other action or agreement that, directly or indirectly, is inconsistent with or that is reasonably likely, to impede, interfere with, delay or postpone the Merger, (B) any proposal that is intended to, or is reasonably likely to, result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or the conditions to Holdings or Acquisition Corp.’s obligations under the Merger Agreement not being fulfilled, and (C) any change in the directors of the Issuer, any change in the present capitalization of the Issuer, any amendment of the Issuer’s certificate of incorporation or by laws or any other material change in the Issuer’s corporate structure or business that is not requested or expressly approved by Holdings.

The foregoing descriptions of the Voting Agreement are qualified in their entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 2, and is incorporated herein by reference.

The information set forth in Items 4 and 6 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction

(a) through (j)

On April 5, 2007, the Issuer, Holdings and Acquisition Corp. entered into a Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is attached to the Issuer’s current report on Form 8 K filed with the Commission on April 9, 2007, as Exhibit 99.1.  The Merger Agreement contemplates that Acquisition Corp. will merge with and into the Issuer (the “Merger”) whereby the Issuer shall continue as the surviving corporation and become a direct wholly owned subsidiary of Holdings and each share of the Issuer’s Common Stock, except for treasury shares, dissenting shares and shares held by Holdings and Acquisition Corp., will be converted into the right to receive $1.23 in cash (the “Merger Consideration”) following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining Issuer shareholder approval for the transactions contemplated thereby. Except as otherwise provided in the Merger Agreement, all outstanding options to acquire shares of the Issuer’s

CUSIP No. 0241A205

Common Stock will vest at the effective time of the Merger and holders of such options will receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share subject to the option for each share subject to the option.  Except as otherwise provided in the Merger Agreement, all outstanding warrants to acquire shares of the Issuer’s Common Stock will entitle the holders of such warrants to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share subject to the warrant for each share subject to the warrant, with the cash amount payable in accordance with the original vesting schedule applicable to the warrant.  Immediately prior to the consummation of the Merger, Leonard Armato will contribute to Holdings all of the shares of Common Stock he owns and an additional amount of cash for shares of capital stock in Holdings.

Following the consummation of the Merger, the Issuer will be a wholly-owned subsidiary of Holdings and shares of Common Stock will be delisted from the OTC Bulletin Board and will be deregistered under Section 12 of the Exchange Act.  Pursuant to the terms of the Merger Agreement, the board of directors of Acquisition Corp. at the effective time of the Merger will become the board of directors of the Issuer and certain of the officers of the Issuer will continue as its officers.  The certificate of incorporation and by laws of the Issuer shall be amended and restated prior to the Merger in the forms attached to the Merger Agreement, which will be the certificate of incorporation and by laws of the Issuer after the Merger.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the Merger by the existing shareholders of the Issuer.

The purpose of entering into the Voting Agreement was to aid in facilitating the consummation of the transactions contemplated by the Merger Agreement.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to such agreement.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated in this Item 4 by reference.

Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Persons do not have any plan or proposal that relates to or would result in the matters described in (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The following information is based on a total of 19,824,539 shares of  AVP, Inc. Common Stock outstanding as of April 5, 2007, as reported in the Merger Agreement.

(a), (b)

The responses of each Reporting Person with respect to Rows 11, 12 and 13 of the applicable cover pages to this Schedule 13D that relate to the aggregate number and percentage of Common Stock held by each such Reporting Person are incorporated herein by reference. The responses of each Reporting Person with respect to Rows 7, 8, 9, and 10 of the applicable cover pages of this Statement that relate to the number of shares as to which each such Reporting Person has sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition are incorporated herein by reference. Each Reporting Person may be deemed to have shared power to vote such shares of Common Stock with respect to the limited matters described in Item 3 above. However, each Reporting Person expressly disclaims any beneficial ownership of the shares of Common Stock that are covered by the Voting Agreement.

CUSIP No. 0241A205

Except as set forth in this Statement, to the knowledge of the Reporting Persons, no person named in Item 2 beneficially owns any shares of Common Stock of the Issuer.

(c)           Except as described in this Statement, during the past 60 days there have been no other transactions in the securities of the Issuer effected by any Reporting Person or, to the knowledge of any Reporting Person, the other persons named in Item 2.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in this Schedule 13D or the Exhibits hereto, to the best knowledge of the Reporting Persons, the Reporting Persons presently have no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any shares of Common Stock, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1	Schedule 13D Joint Filing Agreement, dated April 16, 2007, by and among each of the Reporting Persons.
Exhibit 2	Voting Agreement, dated as of April 5, 2007, by and among AVP Holdings, Inc., AVP Acquisition Corp. and Leonard Armato.

CUSIP No. 0241A205

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: April 16, 2007	Shamrock Capital Partners II, LLC

	By:	/s/ ROBERT F. PERILLE
Name: Robert F. Perille
Its: Executive Vice President

Date: April 16, 2007	Shamrock Capital Growth Fund II, L.P.

	By:	Shamrock Capital Partners LLC
	Its:	General Partner

	By:	/s/ ROBERT F. PERILLE
Name: Robert F. Perille
Its: Executive Vice President

Date: April 16, 2007	AVP Holdings, Inc.

	By:	/s/ ROBERT F. PERILLE
Name: Robert F. Perille
Its: President

Date: April 16, 2007	AVP Acquisition Corp.

	By:	/s/ ROBERT F. PERILLE
Name: Robert F. Perille
Its: President

Date: April 16, 2007	Stephen D. Royer

	By:	/s/ STEPHEN D. ROYER
Name: Stephen D. Royer